SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2008

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___  Form 40-F _______
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______  No ___X____

PRORATION FACTOR OF THE AUCTION HELD ON MAY 12, 2008 ON PUBLIC TENDER OFFER FOR ACQUISITION OF 1/3 OF THE OUTSTANDING PREFERRED SHARES

São Paulo, May 12, 2008 – VIVO Participações S.A. (“Vivo Part”) announces the amount of preferred shares of Telemig Celular Participações S.A and Telemig Celular S.A. acquired in the auctions held today, as well as the proration factor applied, due to the fact that the number of shares offered by the shareholders in the auctions have exceeded the maximum amount of preferred shares that the Offeror, TCO IP S.A, undertook to acquire (the limited amount of 1/3 of outstanding preferred shares). No proportional apportionment was applicable to the shares of Telemig Celular codes TMGC6, TMGC7, TMGC11 e TMGC 12 in relation to which the number of shares offered by investors to sell was lower than the total amount of shares TCO IP S.A. has offered to purchase:
Negotiation Code	Maximum amount to be acquired	amount of shares offered to sell and accepted	Proration factor
TMCP4L	7,257,020	7,257,020	0.3907
TMGC6L (class B)	65	47	1.000
TMGC7L (class C)	6,923	908	1.000
TMGC11L (class E)	1,276	703	1.000
TMGC12L (class F)	4,261	77	1.000
TMGC13L (class G)	87,757	87,757	0.9651

Vivo Part intends to publish a notice of material fact after the financial and operational settlement of the transaction, which shall occur on May 15, 2008 that will contain the new shareholding position of Vivo Group in Telemig Participações S.A. and in Telemig Celular S.A.

VIVO – Investor Relations

Ernesto Gardelliano Carlos Raimar Schoeninger Janaina São Felicio
Av Chucri Zaidan, 860 – Morumbi – SP – 04583-110 Telephone: +55 11 7420-1172 e-mail: ri@vivo.com.br Information disclosure on website: http://www.vivo.com.br/ri

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2008

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.